

June 15, 2022

Gary F. Santo, Jr.
Chief Executive Officer
TILT Holdings Inc.
2801 E. Camelback Road #180
Phoenix, Arizona 85016

> **Re: TILT Holdings Inc.**
> **Amendment No. 1 to Registration Statement on Form 10**
> **Filed June 3, 2022**
> **File No. 000-56422**

Dear Mr. Santo:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form 10 filed June 3, 2022

General

1. On page 46, you note the Russia Ukraine conflict could disrupt your supply chain, contrary to your disclosure on page 12. Please reconcile.

Risk Factors
Increased prices and inflation could negatively impact..., page 45

2. We note your risk factor indicating that inflation could affect your margin performance and financial results. Please update this risk factor if recent inflationary pressures have materially impacted your operations. In this regard, identify the types of inflationary pressures you are facing and how your business has been affected.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 50

3.   We note your response to comment 7 that COVID-19 has impacted your supply chain. Please discuss whether supply chain disruptions materially affect your outlook or business goals.

    We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    You may contact Kevin Stertzel at (202) 551-3723 or Kevin Woody at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Patrick Fullem at (202) 551-8337 or Sergio Chinos at (202) 551-7844 with any other questions.

                              Sincerely,

                              Division of Corporation Finance
                              Office of Manufacturing

cc: Mehrnaz Jalali